

April 1, 2014

Via E-mail
Dunde Yu
Chairman and Chief Executive Officer
Tuniu Corporation
Tuniu Building, No. 699-32
Xuanwudadao, Xuanwu District
Najing, Jiangsu Province 210042
People's Republic of China

Re: **Tuniu Corporation**
     Amendment No. 2 to Draft Registration Statement on Form F-1
     Submitted March 24, 2014
     CIK No. 0001597095

Dear Mr. Yu:

       We have reviewed your response to our letter dated March 18, 2014 and have the following additional comments.

General

1. Refer to your response to prior comment 1. It is not clear why the associated RMB amount would not be fixed for the par value of shares, shares issued and as of the issue date for option exercise prices. Also, it would appear that the fair value in RMB would fluctuate to the extent it is appropriate that the associated fair value changes. Please advise, and revise related disclosures as appropriate, in particular the disclosures in notes 9 and 11 to the financial statements, the table on page 70, change in fair value per share information on page 73, the table on page 124, description of share capital starting on page 129 and Item 7 on page II-1. In connection with this, please tell us and disclose how you determine the associated RMB amount to report in your financial statements for transactions in shares, options and offering related amounts.

Selected Quarterly Results of Operations, page 79

2. Please expand your table to include historical balance sheet data and dividends per share information required by Item 301 of Regulation S-K.

Dunde Yu
Tuniu Corporation
April 1, 2014
Page 2

Notes to the Consolidated Financial Statements, page F-7

Note 9. Convertible Preferred Shares, page F-26

3. Refer to your response to prior comment 13. It appears four separate and distinct
    transactions occurred in August 2013 in connection with Esta's ultimate acquisition of
    18,142,893 Series D preferred shares in that month for total consideration of
    US$50,000,000. In transaction 1, you issued 15,278,220 Series D preferred shares
    directly to Esta for US$45,000,000 (US$2.9454 per share). In transaction 2, you reissued
    2,864,673 Series A preferred shares to Gobi to correct a mismatch in the records between
    you and SAFE created by your repurchase (and cancellation) of 2,864,273 Series A
    preferred shares from Gobi in March 2011. According to you, the reissuance was
    transacted at the same amount per share as the repurchase amount per share of
    US$1.7454, or an aggregate of US$5,000,000. In transaction 3, the 2,864,673 Series A
    preferred shares you reissued to Gobi were redesignated by you to 2,864,673 Series D
    preferred shares. In transaction 4, Gobi transferred the redesignated 2,864,673 Series D
    preferred shares to Esta for US$5,000,000, which in turn Gobi transferred to you.

    Notwithstanding the difference in the currency exchange rate between the Renminbi
    (RMB) and the United States dollar (US$) between the repurchase and reissuance dates,
    the reissuance in transaction 2 seemingly alone cured the mismatch in the records
    between you and SAFE, and restored all parties to their positions that existed prior to the
    August 2011 repurchase. In this regard, it is not clear why it was necessary, as you state,
    to redesignate these Series A preferred shares to Series D preferred shares to resolve a
    mismatch in records solely in regard to Series A preferred shares. In any event, it appears
    the substance of the redesignation was the transfer of an instrument with greater value in
    the form of Series D preferred shares than what previously existed, as reasoned below.

    The economic substance of the redesignation of the 2,864,673 Series A shares in
    transaction 3 appears to be no different from the economic substance associated with
    your redesignation of the 3,628,579 Series A preferred shares held by Gobi to 3,628,579
    Series D preferred shares in August 2013 that Gobi subsequently transferred to the
    respective DVM parties for consideration. You state that you gave away value when you
    redesignated the 3,628,579 shares because Series D preferred shares had a higher fair
    value than Series A preferred shares. It reasons that this would also be the case for the
    2,864,673 shares that were redesignated. You further state that the redesignation of the
    3,628,579 shares is economically different from the redesignation of the 2,864,673 shares
    because the 3,628,579 shares were redesignated in order for Gobi to realize value on the
    sale of the newly redesignated Series D preferred shares to the DVM parties. We note
    that Gobi also realized value on the sale of the newly redesignated Series D shares to
    Esta. In regard to the redesignation of the 3,628,579 shares, you state you accounted for
    the redesignation as an extinguishment of Gobi's Series A preferred shares through the
    issuance of Series D preferred shares and recorded the difference between the fair value
    of the Series D preferred shares and the carrying value of Series A preferred shares as a

deemed dividend. Because we believe the economic substance of each redesignation of preferred shares referred to above is the same, we believe your accounting for the redesignation of the 2,864,673 should be consistent with your accounting for the redesignation of the 3,628,579 shares. In this regard, it appears the redesignated 2,864,673 Series D shares should be valued at the fair value of Series D preferred shares at the time of the redesignation, which appears to be US$ 2.9454 per share per transaction 1, and not at the carrying amount of the Series A preferred shares that were redesignated of 1.7454 per share. In connection with this, you state that US$2.76 (as rounded from the US$2.7559 disclosed) per share is the fair value of the Series D preferred shares as noted in a third-party independent valuation report. We note that it appears the US$2.76 per share value represents the weighted average of the 15,278,220 Series D preferred shares sold directly to Esta at US$2.9454 per share and the carrying amount of the 2,864,673 Series A preferred shares that were redesignated of US$1.7454 per share.

Consistent with the above, we continue to believe that you should revise your financial statements for 2013 and related disclosures as appropriate. In this regard, please provide us with the details of any revisions made in terms of both RMB and US$ amounts.

4. We note your response to our prior comment 14. Please revise the table on page F-29 in note 9 to include the associated RMB amounts consistent with your response to help investors correlate the details of the activity to amounts reported in your financial statements, in particular the total consideration associated with the Series D preferred shares activity with Esta.

Exhibit 8.3

5. We note your response to prior comment 20; however, it does not appear that Counsel has revised its statement in the second paragraph on page 2 that in its opinion, "the statements made in the Registration Statement" with respect to PRC tax laws and regulations or interpretations "constitute true and accurate descriptions of the matters described therein. . . ." Counsel must opine on the tax consequences of the offering, not the manner in which they are described in the prospectus. Please have counsel revise accordingly

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your

Dunde Yu
Tuniu Corporation
April 1, 2014
Page 4

confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3755 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP